Honeybee Burger Inc



ANNUAL REPORT

11150 Santa Monica Blvd, Ste 600

Los Angeles, CA 90025

0

www.honeybeeburger.com

This Annual Report is dated May 2, 2022.

BUSINESS

Overview

Honeybee Burger is a plant-based burger QSR (Quick Service Restaurant) that began with a tiny pilot store in LA in mid-2019. Honeybee is committed to the mission of making plant-based food more popular everywhere, because shifting even a single meal to plant-based from animal-based can make a positive impact on the environment, the planet, and our shared future.

In February of 2021, Honeybee Burger Incorporated ("HBI") was officially incorporated in Delaware to acquire various assets from Virtuous Food LLC, the entity that developed the original Honeybee concept and the intellectual property of Honeybee Burger. By doing so, HBI could then raise funds and grow the business in order to spread our original vision of making plant-based food more desirable, accessible, and available, throughout Los Angeles, Southern California, and beyond.

Our Regulation CF crowdfunding campaign on StartEngine began in Mid-February 2021, and after about 4 months, we reached our initial targeted fundraising goal of approximately $1MM, despite being in the midst of a terrible pandemic. Worse still, we were in Los Angeles, one of the most highly impacted and restricted cities in the country. Nevertheless, we decided to increase our funding limit to meet extra demand from prospective investors, and we met that new goal (well, 99%+, we didn't hit it exactly) by the time our campaign closed a few months later.

Ultimately, over 2,000 investors committed to HBI, many of whom were either current Honeybee customers and/or residents of Southern California. We attracted investors from all 50 states (and DC): from Hawaii to Maine, and Alaska to Florida. Most of our investors are indeed from California, followed by New York, Texas, and Florida. Many investors also reside in Washington, Wisconsin, Arizona, North Carolina, and Illinois. In a way, this may be indicative of where our future growth might be, as our plan is still to expand throughout the US in major cities, sporting venues, airports, and other hubs.

Among the investors were about 500 in our SWARM class ($1,000-$2,499) and another couple hundred above that level in the Apiary, Beekeeper, and Queen Bee tiers. The average invested was about $800.00.

Our primary business model is still to develop Honeybee restaurants, including both brick-and-mortar ("BAM") and virtual ("cloud") locations, and eventually franchise. Developing CPG is also still part of our longer-term plans.

HBI will act as the developer and operator of new Honeybee Burger restaurants (whether brick and mortar or in "cloud" locations). As such, Honeybee will earn any net operating profits from these locations. Honeybee, as owner of the Intellectual Property of the brand, may also earn royalties or franchise fees from operators who we select to operate our franchises, should we decide to go that route.

We have also expanded our business model to develop "virtual brands", which are essentially line extensions of what we offer at Honeybee, though designed to diversify our audience. Our first such brand, "PBAF", or "Plant Based As Fck", was launched in late 2021 with Dani Thorne, an influential and passionate personality on social media. Other line extensions may include pizza, breakfast, and fried chicken - all plant-based of course, and all made by our same production line and staff.

We also made an NIL ("Name, Image, and Likeness") deal with Tyger Campbell, the star guard for the highly ranked UCLA Bruin basketball team. We will continue to explore opportunities like these that help expand the reach of Honeybee into markets that we otherwise do not have direct access to.

Our business model has shifted since our original campaign began back in early 2021, due to several major factors, many stemming from the pandemic, including supply chain problems, the real estate (restaurant) market, regulatory restrictions and labor shortages, as well as other issues including the increased cost of raw materials, food, and supplies.

We are still primarily focused on brick and mortar ("BAM) locations, as they offer the best opportunity to establish our brand and presence in a given geographic area. As has been the case since we launched, the BAM locations that we were focused on are "second generation" restaurants, largely because they can be brought online faster and with less capital required than building entirely new restaurants.

With regard to BAM locations, the pandemic created a shortage of available spaces, largely for two reasons. First, new restaurant development was virtually dead during the pandemic, so there was less supply and turnover for us to consider. Second, due to the various government rescue plans, including PPP loans, and eviction restrictions, second generation restaurants rarely turned over throughout 2020 and the first half of 2021. Those that did become vacant were rarely rented, as landlords largely avoided doing deals in the midst of the pandemic as rents were depressed and demand was low. This led to a shortage of second generation BAM site candidates for us. These conditions changed in the second half of the year, and that led to a feeding frenzy with many operators using rescue funds to secure new locations, with a focus on second generation spots. The market went from zero interest to bidding wars, and we were not about to chase deals for the sake of doing them.

As a result of this roller-coaster market for second gen locations, we expanded our search parameters to include sites that required more work (less demand for them due to the higher capital requirements), as well as some "white-box" complete build-outs (also capital intensive). Because of this increased capital demand, we expect to utilize more outside capital to fund locations, via forming syndicates to provide development capital in exchange for an economic interest in each location. This reduces the amount of equity that Honeybee owns in a syndicated location, but it also allows us to build more with less of our own resources required.

This approach did allow us to secure a location in New York City, at 280 Bleecker Street, in the Village neighborhood of downtown Manhattan. While the site is technically "second generation", it required a full gut-renovation, demanding far more capital than we would typically wish to invest. We will be forming a syndicate to lessen our capital burden, which is initially being advanced by HBI. We think the Bleecker location will be a great way to establish the Honeybee brand in the second most important market in the US. We expect to open this location in the second half of 2022.

The other BAM location we secured in 2021 is more typical of the second generation deals that we target; it was a fully built-out CAVA restaurant, with almost perfect infrastructure for a Honeybee location. This site, located at 326 Lincoln Boulevard in Venice, California, will cost us a fraction of the amount of the NYC location to bring online. We expect to open that in mid-2022.

Finally, our location at 345 La Brea opened in August, 2021, after some delays due to the pandemic. This location, which is 75% owned by HBI (it was funded and owned by prior Honeybee investors), is more similar to Venice than NYC, in that the capital required to get it online was substantially less than a full build-out or gut renovation. It should be noted that we closed our temporary location in Silver Lake, and opened weeks later on La Brea. We would have liked to remain in Silver Lake, though our landlord, who was attempting to sell the building, would not extend our lease on anything other than a very costly, month-to-month sublease. This was just not sustainable for our business, especially given that La Brea would be servicing a lot of the same customers from a delivery perspective.

The other locations that Honeybee is interested in are "cloud", or delivery-only locations. These micro-kitchens exist within larger industrial structures, and are designed to primarily fulfill delivery orders. They require less time and capital investment to bring online, though they often have less revenue potential due to their inherently small size. We continue to be interested in opening these locations, but will be more focused on residential and suburban locations, as we believe that central business districts are years away from fully recovering from the pandemic.

The current "cloud" location for Honeybee is at the Colony, in West LA. As previously disclosed, this entity was operating before HBI was formed, and as a result, was not part of the Regulation CF offering. However, in June of 2021, HBI acquired the 65% of Colony that was owned by Virtuous, in order to consolidate management and increase operational efficiencies.

Increasing traction

Since the launch of our pilot store in 2019, Honeybee Burger has established itself in LA as a leading plant-based brand. We have made noteworthy best-burger lists (Eater, The Infatuation, local press), received thousands of great reviews (4.5 stars on Yelp, GrubHub and Uber 4.7, 4.5 on Google, Distinguished on Doordash, etc.), and have attracted a strong and growing social media following: 28k followers on IG and thousands more on Yelp - completely organically. We were also named to the QSR 40 under 40 list and one of the QSR brands to watch. We are pleased with the attention.

Honeybee has been selected by influential plant-based food brands to be their restaurant partner, including Atlas Monroe (as featured on Shark Tank), Eclipse Foods (a Y Combinator startup), Akua (makers of Kelp based veggie-patties), Nowadays chicken nuggets, and Ripple soft serve, further differentiating us from the crowd, and emphasizing our importance as a plant-based platform for consumer discovery.

Most importantly, we have served many thousands of happy customers, and in doing so, we have gained incredible insight in the tastes, wants, and desires of our customers, who largely identify as non-vegan, and represent a young, diverse, and passionate group of foodies!

Investing in Honeybee Burger is more than investing in a great food brand; it is investing in the future: of food, the environment, and the planet.
Today, Honeybee investors will benefit from three of the strongest mega-trends in food today: growing popularity and demand for new plant-based "meats" and meat-alternatives, especially burgers; the growth of "virtual", aka "cloud" kitchens and food delivery; and the increase in demand for plant-based packaged foods world-wide.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020

NOTE: HBI was formed in 2021, and did not have any operating results in 2020. Therefore, it is not possible to compare 2021 and 2020.

Below are highlights and notes regarding our overall performance in 2021.

In hindsight, we picked an in-auspicious time to launch our business. While the pandemic started in March, 2020, we could not have known the extended and protracted impact it would have on our ability to execute our business plan, nor the cost of executing elements of it. Despite this being articulated in our "Risks" section, most would have presumed, or hoped, that by February 2021, when our Regulation CF campaign began, that we would have been closer to the end of the pandemic. Vaccines were close to being available, and the issues regarding continued in-door dining restrictions, supply-chain continuity, labor shortages, and general price inflation had not yet become evident.

Unfortunately, these issues did arise, and they hit all of us in the QSR Industry head-on. First, and most specifically to us, the Department of Health in Los Angeles had the most draconian restrictions for restaurants in America - with zero indoor dining allowed in the City of Los Angeles for most of the year, and then limited capacity, and then proof-of-vaccine required, and at year end, masks were still required for indoor dining.
Needless to say, this limited our ability to serve customers indoors, and even our patio on La Brea had to be spaced out to the point of being at about ½ of capacity. This had a depressive result on sales and sales growth.

It is worth noting that the capital expense of raising funds through Start Engine was substantial. With their platform fees, escrow fees, success/marketing fees, and card fees, and the expenses associated with placing ads, creating content, and even our billboard, we spent close to $300k to get to our funding limit. Add in the investor perks and marketing we did outside Start Engine, and this number is closer to $350,000. Expensive, but we brought in 2,200 amazing investors, and the process went very well, especially given the environment during the pandemic. Another $35,000 was spent during the year on marketing as well, though not directly related to the capital raise.

In addition, Adam Weiss, the CEO of HBI, accepted his salary (approved at $8,000/mo.) predominantly in the form of advances which will be realized in 2022. Ophelia Weiss, HBI's co-founder, accepted her annual salary (for a reduced total of $54,000) in the form of an advance as well.

Performance overview - 2021

For the first half of 2021, Honeybee operated in Silver Lake, where we had taken refuge in a vacant restaurant called Small Town. We had moved there in late 2020, as we were technically evicted from our pilot location (the pandemic protections did not extend to us as technical sub-tenants, and only a costly litigation might have allowed us to stay). There were very few location options available.

Note: This location was not part of the HBI transaction, though its presence in the market was crucial to building our brand, keeping our momentum, and staying in front of customers, reviewers, and the press. During this time, we were working on our La Brea (Mid-City) location, where we are the prime tenant (not a sub-tenant). This location is 75% owned by HBI. The pandemic and its lingering effects complicated the opening of our new location, as described herein.

La Brea opened in August, 2021, after a build-out that took more time and cost more money than expected. August is a notoriously slow (and hot) time to open in Los Angeles, though we did not want to wait any longer, as Silver Lake had just closed and we needed to be in-market. Due to City restrictions, we had no indoor dining, and our patio provided little draw for customers initially, both because of the heat, and also because the location had been vacant for so long.

Fortunately, the La Brea location serves a large percentage of the delivery market that Silver Lake did, so delivery business, while costly, was decent. The store was costlier to build than we had anticipated, as the pandemic created huge delays and cost premiums for everything from counter tops to air conditioning parts. In order to secure, build-out, and support this location, HBI invested approximately $291k over the year, which was substantially more than we had budgeted. While we lost money on operations for the part of the year that we were open, we saw improvements in margin management and a steady growth in top line sales. HBI did not take any distributions or management fee from the La Brea location in 2021.

Annual performance for Colony is not included, as this was not part of the HBI original transaction. However, HBI acquired the 65% interest in Honeybee Colony that was owned by Virtuous Foods (the original creator of the Honeybee concept and brand) in mid-2021. While this was not an arm's-length transaction, it is reasonable given the original valuation of the Colony location, its assets, and its goodwill and potential, especially on the West Side of LA. This allows HBI to directly manage and support the location, and ideally create operational efficiencies that will help margins.

During the part of the year that HBI was operating the Colony, we saw a flat trend in sales, largely depressed due to there being no office populations to either deliver to, or from which to visit, due to the pandemic restrictions. We were able to lower our breakeven due to operational efficiencies, but the location was a net money loser for the year.

Venice (which is 100% owned by HBI) and NYC (which at the moment is owned 100% by HBI) will come online in 2022, so no performance data is available. That said, HBI invested approximately $250,000 to secure the NYC location (security deposit, professional fees, etc.), much of which will be returned upon the completion of the syndication of that location. On the other hand, HBI invested about $85,000 to secure Venice, which we expect to see a substantial return of in a future syndication. Other funds were expended on supporting our Silver Lake store, which ultimately relocated to La Brea. This was crucial during the pandemic to avoid being out of market and losing presence before La Brea opened.

How long can the business operate without revenue:
HBI will require the funds that it has advanced for the development of NYC and Venice in order to maintain enough liquidity to secure future locations. This is anticipated to occur in 2022.

Foreseeable major expenses based on projections:
The development of new stores will represent about 70% of our expenses. After that, 20-23% will be for corporate salaries and overhead. The balance will be for marketing and basic furniture / fixtures and equipment. This will be impacted by the after-effects of the pandemic on office and urban markets in most US cities.

Specifically, store development expenses are: securing the leasehold (legal, first month's rent and security deposits); rehabbing the location (construction); and providing furniture, fixtures and equipment for the restaurant.

Our plans for New York have required more up-front capital than originally foreseen, which has caused the Company to incur higher expenses than anticipated. The same is true true for the development and launch of La Brea.

Future operational challenges:
The Pandemic's impact on the supply chain has increased the cost of all construction and FF&E. We are also experiencing general increases in labor and costs of materials at the store level, which will impact unit economics.

Managing stores in a broader geo-territory will also present challenges, both logistically and resource-wise. We will be vigilant in only expanding to areas that we can easily monitor, service, and manage.

Future challenges related to capital resources:
Stores may take longer to ramp up, and therefore, may not generate free cash as quickly as we hope. Additionally, stores may require more capital support as they ramp up, which will limit our ability to add additional stores at the pace we are projecting.

It is also possible that the end of the pandemic will create pricing increases from landlords and contractors in the near term, which may challenge our budget assumptions and require more capital than planned. We will also likely see more volatile pricing in leases, and environments with bidding wars that drive up the price of otherwise desirable locations.

Future milestones and events: (note : the pandemic's aftermath will impact all of the below).

Store growth: As we hit 5, 10, and 15 stores, and our topline (and net) grows, we will:
A. Attract better deals from landlords and have more strength negotiating leases; B. Have more buying power for ingredients and supplies and improve our COGS; C. Attract more media attention; D. Draw the attention of major influencers and high profile investors, who we may bring in to increase our visibility and valuation; and E. Attract the attention of larger, more institutional investors and strategic partners.
We will also be able to bolster our team, increase our marketing, and support a national franchise rollout.

We are also working on a co-venture with a Chicago partner to develop multiple locations. We also expect to launch other virtual brands and sign agreements with influencers, athletes and other personalities to help expand our brand.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $249,828.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jim Berens and Patrick Horsman -LOANS EXTENDED

Amount Owed: $30,000.00

Interest Rate: 10.0%

Maturity Date: August 31, 2021

This loan was created and funded on February 17, 2021. It is to be used for fees associated with the fund raise, including marketing, advertising etc. If the Borrower completes a total of $100,000 in net withdrawals from the crowdfunding raise prior to August 31, 2021, the loan will be repaid with interest, in full. If the Borrower is unable to re-pay the loan due to a failure (or delay) of the crowdfunding raise by the maturity date, the loan will convert to an equity ownership in the new Honeybee location at 345 N. La Brea, at a valuation of $600,000, pro-rated for any amounts paid back, with interest.

Creditor: Honey Bee Vermont LLC - LOAN TO BE FORGIVEN IN 2022.

Amount Owed: $2,845.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

This includes fees directly related to the Reg CF campaign that was advanced by Honey Bee Vermont LLC investors, as well as other funds that were advanced for the development of 345 N La Brea.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adam Weiss

Adam Weiss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & CEO

Dates of Service: February 05, 2021 - Present

Responsibilities: Operations oversight, brand management, business strategy. Adam will be paid $7,500/month and will be eligible to participate in the net profits of the Company via a Bonus Pool. The Company will establish a Bonus Pool that is calculated at a maximum of 25% of the Company's net profits, plus up to 5% of the GROSS income of the stores that the Company operates.

Other business experience in the past three years:

Employer: Virtuous Food LLC

Title: CEO / Founder / Owner

Dates of Service: January 01, 2018 - 2021

Responsibilities: Sourcing and identifying investments in the plant based food and CPG space, and working with teams and entrepreneurs to help fund and grow their businesses.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock- pre Reg CF offering.

Adam Weiss - 47.15%
Patrick Horsman - 18.45%
Jim Berens - 8.2%
Brett Berish - 8.2%
Jeremy Adler - 10%
Brian Cikigil 8%

Total: 100% - pre Reg CF offering

RELATED PARTY TRANSACTIONS

The Company made various loans as described herein for the development and support of new and existing Honeybee locations. These include loans to Honey Bee Bleecker (NYC), Honey Bee Lincoln (Venice), Honey Bee 345 (La Brea), Honey Bee Colony (Colony kitchen location) and Honey Bee Vermont (partial owners of Colony and 345 La Brea).

The Company also paid Virtuous foods $200,000 in June of 2021 for the acquisition of its position in Honey Bee Colony (65%), which was not originally part of the Regulation CF transaction. This will allow HBI to directly participate in the potential net profits of the Colony location.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,516,666 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1.07MM in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

The restaurant industry is highly competitive. We face competition from established restaurant companies. May of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

We are an early stage company and have not yet generated any profits

Honeybee Burger Inc. was formed on February 5, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Honeybee Burger Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Plant based fast food restaurants are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk based on Certain Transactions

Honeybee Burger Inc. is acquiring IP and other assets from a prior company (Virtuous Food LLC and Honey Bee Vermont LLC) with prior operations, agreements, leases, and liabilities. It is possible that certain aspects of the acquisition, upon which the Company relies, such as a required lease assignment, or an agreement with a key employee, will either be delayed, contested, or not occur, which may pose a material risk to the Company's business.

Lack of operating history

We are a newly-formed entity with no operating history for investors to evaluate the likely performance of our restaurants.

The Lease for the La Brea Store is currently held by an affiliated entity

Honey Bee Vermont LLC, a California limited liability company, and an affiliated entity, currently holds the lease for the La Brea Store which is owned by Honey Bee 345, LLC, our subsidiary. We are in the process of having such lease assigned to Honey Bee 345, LLC, however, our inability to obtain the landlord's consent to such assignment may have a material adverse effect on Honey Bee 345, LLC's operations, and therefore, on us.

If we are unable to retain our key personnel and consultants we may be unable to execute on our business plan.

Our success depends in significant part on the continued services of certain of our management team, namely, Adam Weiss, our Chief Executive Officer. Losing one or more of these partners, or the individuals associated therewith, and our inability to replace such individuals, could seriously impair our ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition which could result in the loss of your investment.

Future economic downturns could significantly harm our business.

National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown, a resurgence of the COVID-19 pandemic or other pandemics, or a worsening economy could adversely affect disposable consumer income. Although we have affordable and approachable food offerings, unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer traffic in our restaurants, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

Labor shortages, an increase in labor costs, or an inability to attract employees could harm our business.

As a result of the COVID-19 pandemic or other factors, we may have difficulty attracting and retaining enough qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable dining experience, the results of our restaurants may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect the profitability and operating results of our restaurants.

Our restaurants depend on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our restaurant operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

The failure to comply with governmental regulations could adversely affect our business.

The restaurant business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: building construction and zoning requirements; environmental matters; health and safety codes; liquor sales; the preparation, labeling and sale of food; and employment. Our restaurants are be subject to regulations under state and local laws, including business, health, fire and safety codes. State and local ordinances have been passed requiring certain procedures to maintain social distancing and to protect restaurant patrons from the spread of COVID-19. Also, various federal and state labor laws govern restaurant operations and the relationship between our restaurants and their employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, social distancing ordinances, child labor laws and anti-discrimination laws. While we believe our restaurants are operated in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in the operation of restaurants. The failure to comply with these laws could result in required renovations to restaurant facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of any restaurants, any of which could adversely affect our business, operations and reputation.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Risk of future borrowing

We may have to seek loans from financial institutions or other individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets.

The novel coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.

The novel coronavirus (COVID-19) pandemic, and restrictions imposed by federal, state and local governments in response to the outbreak, have disrupted and will continue to disrupt the restaurant business. Individuals are being encouraged to practice social distancing, are restricted from gathering in groups and, in some areas, are, in some jurisdictions, mandated to "stay home" except for purposes considered essential. In response to the COVID-19 outbreak and government restrictions, many restaurant operators have closed restaurants. The mobility restrictions, and the sharp and sudden increase in unemployment caused by the closure of businesses in response to the COVID-19 outbreak, have adversely affected and will continue to adversely affect guest traffic in many restaurants. Even after the mobility restrictions are loosened or lifted, guests may still be reluctant to return to in-restaurant dining and the impact of lost wages due to COVID-19 related unemployment may dampen consumer spending for some time into the future.

Our ability to protect our intellectual property rights could affect the value of our products, our competitive position, and our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.

We have registered domain names and filed to register state and federal trademarks in the United States and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. In addition, our initial federal trademark application for the Honeybee Burger trademark was refused due to a trademark examiner's determination that it was confusingly similar to an existing mark owned by a restaurant in New York. We have recently refiled our application and may seek the cooperation of the holder of the other. There is a possibility that the holder of the conflicting mark may not cooperate, however we do not believe there is any basis for the holder of the other mark to seek to prevent us from using the Honeybee Burger trademark at this time, and have seen no evidence that they will be in a position to do so in the foreseeable future. We have been granted a registration for the Honeybee Burger trademark by the State of California.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Honeybee Burger Inc

By /s/ *Adam Weiss*

    Name: Honeybee Burger Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Honeybee Burger INC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Navigate Business Checking℠ (0972) - 1	249,828.35
Total Bank Accounts	**$249,828.35**
Other Current Assets	
Due to From Adam Weiss	
Due to From Weiss Checking	-100,000.00
Due to From Weiss Loan	87,000.00
Salary Advance	0.00
Adam Advance	96,000.00
Ophelia Advance	54,250.00
Total Salary Advance	**150,250.00**
Total Due to From Adam Weiss	**137,250.00**
Due to From Honeybee Bleecker	249,542.30
Due to From Honeybee Colony	13,700.00
Due to From Honeybee La Brea	291,383.57
La Brea Credit Card Deposits	-9,371.55
Total Due to From Honeybee La Brea	**282,012.02**
Due to From Honeybee Venice	85,163.46
Due to From Honeybee Vermont	104,000.00
Due to From Virtuous Food	11,000.00
Total Other Current Assets	**$882,667.78**
Total Current Assets	**$1,132,496.13**
Fixed Assets	
Colony Acquisition	200,000.00
Total Fixed Assets	**$200,000.00**
TOTAL ASSETS	**$1,332,496.13**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Note Payable Jim Berens	15,000.00
Note Payable P Horsman	15,000.00
Total Long-Term Liabilities	**$30,000.00**
Total Liabilities	**$30,000.00**
Equity	
Opening balance equity	1,819,252.00
Retained Earnings	
Net Income	-516,755.87
Total Equity	**$1,302,496.13**
TOTAL LIABILITIES AND EQUITY	**$1,332,496.13**

Honeybee Burger INC

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
6100 Payroll Expenses Non-Wage	
6190 Health Insurance	6,337.54
Total 6100 Payroll Expenses Non-Wage	**6,337.54**
6200 Bonus	706.00
7000 Direct Operating Expense	
7035 Office Supplies	2,894.18
7045 Uniforms	299.57
Total 7000 Direct Operating Expense	**3,193.75**
7300 Insurance Expense	
7310 Insurance Restaurant	3,057.08
Total 7300 Insurance Expense	**3,057.08**
7400 Admin & General Expenses	
7403 Advertising and Promotion	385,064.44
7406 Bank Service Charges	480.00
7409 Business Licenses and Permits	70.00
7412 Cash Over/Short	868.50
7424 Credit Card Refund	255.09
7427 Auto Expense	3,453.72
7430 Fuel/Parking	2,743.31
7436 Team Meals	4,142.89
7439 POS/Software Expense	2,055.93
7445 Professional Fees	40,500.08
7451 Moving & Storage	5,945.68
7454 Travel	9,335.79
7457 Website and Internet	909.56
7460 Dues & Subscriptions	1,620.34
7463 Legal	22,087.95
Total 7400 Admin & General Expenses	**479,533.28**
Total Expenses	**$492,827.65**
NET OPERATING INCOME	**$ -492,827.65**
Other Income	
Interest earned	24.11
Total Other Income	**$24.11**
Other Expenses	
8000 Non Operating Expenses	
8050 Management Fee	23,952.33
Total 8000 Non Operating Expenses	**23,952.33**
Total Other Expenses	**$23,952.33**
NET OTHER INCOME	**$ -23,928.22**
NET INCOME	**$ -516,755.87**

CERTIFICATION

I, Adam Weiss, Principal Executive Officer of Honeybee Burger Inc, hereby certify that the financial statements of Honeybee Burger Inc included in this Report are true and complete in all material respects.

Adam Weiss

CEO